FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about March 17, 2008

Item 3.	News Release

On March 17, 2008, Trans-Orient issued a press release relating to the material change report. The press release was distributed through CNW.

Item 4.	Summary of Material Change

March 17, 2008, Trans-Orient announced the following executive changes. Mr. Peter Loretto has resigned as CEO, being replaced by the Company’s President, Mr. Garth Johnson. Mr. Johnson has also consented to act as a Director. Mr. Barry MacNeil has resigned as the Company’s Chief Financial Officer, Corporate Secretary and as a Director, being replaced by Mr. Doug Lynes. Mr. Drew Cadenhead has been appointed as the Company’s Chief Operating Officer. Previously Mr. Cadenhead was Vice-President of Business Development. In addition, the Company’s directors has amended its previously approved stock options and has adopted a formal stock option plan.

Item 5.	Full Description of Material Change

March 18, 2008, the Company has made a number of executive changes to its team that enhances the ability of the Company to move forward with its growth plans. Mr. Peter Loretto, who will remain a Director of the Company, has resigned as Chief Executive Officer of the Company to be replaced by Mr. Garth Johnson, the Company’s President, who has also accepted a role as a Director for the Company.

Mr. Barry MacNeil has resigned as the Company’s Chief Financial Officer, Corporate Secretary and as a Director for personal reasons. Mr. Doug Lynes, a Chartered Accountant with over 20 years of experience in public and private business, has accepted the positions of Chief Financial Officer and Corporate Secretary for the Company. Mr. Drew Cadenhead has been appointed as the Company’s Chief Operating Officer, based in North America. Previously Mr. Cadenhead was Vice-President of Business Development for the Company.

As part of these executive changes, the Board of Directors has amended its previously approved stock options and has adopted a formal stock option plan (‘the Plan”), strengthening the Company’s ability to provide incentive to key personnel charged with the responsibility of developing and implementing the Company’s plan for growth.

The Board of Directors has granted stock options to purchase up to 1,475,000 shares of the Company to its executive team and employees, exercisable for five years at a price of US$0.50 per share and subject to vesting provisions. If specific performance criteria are met, then an additional 1,475,000 stock options can be earned.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of Trans-Orient is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report

March 17, 2008